UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-34999

OSSEN INNOVATION CO., LTD.

(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17

SHANGHAI, CHINA 200120

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

June 30, 2020

On May 26, 2020, JPMorgan Chase Bank, N.A. (“JPMorgan”) notified Ossen Innovation Co., Ltd. (the “Company”) of its intention to resign as the depositary under the Company’s American Depositary Share (“ADS”) program.

On June 30, 2020, the Company replaced JPMorgan with The Bank of New York Mellon (“BNYM”) and entered into a Deposit Agreement with BNYM as depositary (the “Deposit Agreement”), which is expected to be effective on June 30, 2020.

The complete text of the Deposit Agreement has been filed as an exhibit to the registration statement on Form F-6 filed with the U.S. Securities and Exchange Commission on the date hereof.

No action on the part of ADS holders is required as a result of such change.

Questions relating to the change of depositary and the Deposit Agreement may be addressed to the following:

Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
GCI IR
Phone: +1-917-207-2173
Email: info@goldenir.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD.
Date: June 30, 2020

	By:	/s/ Wei Hua
Name: Wei Hua
Title: Chief Executive Officer